Exhibit 99.1

Fanhua Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

GUANGZHOU, China, March 16, 2021, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its usnaudited financial results for the fourth quarter and fiscal year ended December 31,20201.

Financial Highlights for the fourth quarter of 2020:

(In thousands, except per ADS)	2019Q4 (RMB)	2020Q4 (RMB)	2020Q4 (US$)	Change %
Total net revenues	1,012,579	851,974	130,571	(15.9)
Operating income	114,130	71,874	11,015	(37.0)
Net (loss) income attributable to the Company’s shareholders	(224,677)	47,826	7,330	/
Non-GAAP net income attributable to the Company’s shareholders[2]	97,977	70,784	10,848	(27.8)
Diluted net (loss) income per ADS	(4.18)	0.89	0.14	/
Non-GAAP diluted net income per ADS[3]	1.82	1.32	0.20	(27.5)
Cash, cash equivalents and short- term investments (As of December, 31, 2019 and 2020)	1,782,004	1,553,293	238,052	(12.8)

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate as of December 31, 2020 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

[2]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate.

[3]	Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period.

Financial Highlights for Year 2020:

(In thousands, except per ADS)	2019 (RMB)	2020 (RMB)	2020 (US$)	Change %
Total net revenues	3,706,003	3,268,145	500,865	(11.8)
Operating income	469,363	302,186	46,312	(35.6)
Net income attributable to the Company’s shareholders	188,932	268,254	41,112	42.0
Non-GAAP net income attributable to the Company’s shareholders[2]	511,586	291,212	44,630	(43.1)
Diluted net income per ADS	3.46	4.99	0.77	44.2
Non-GAAP diluted net income per ADS[3]	9.36	5.42	0.83	(42.1)

Commenting on the fourth quarter and full year 2020 results, Mr. Chunlin Wang, chairman and chief executive officer said, “In 2020, despite the impact of COVID-19, through integrated offline-to-online operations, Fanhua maintained sound business development and achieved another major milestone in the Company’s history of development, with its total gross written premiums (“GWP”) on regular life insurance in 2020 exceeding RMB10 billion, up 16.3% year-over-year, of which GWP on regular life insurance grew 21.0% year-over-year to RMB2.9 billion in the fourth quarter of 2020.

“Throughout the fourth quarter of 2020, we’ve been making steady progress in implementing our ‘Professionalization, Digitalization and Open Platform’ strategy. As part of our plan to professionalize our sales force, we have established a Yuntong Business Division and approved the establishment of three city-level branches. For digitalization, we’ve established a Digital Business Division and put our digital marketing center in operation. As for open platform, we’ve established a Cloud Service Division which has so far formed partnership with six cooperative channels and started operating on a trial basis.

“As we embark on the journey of implementing our new strategic initiatives in 2021, we expect our regular life insurance GWP to be no less than RMB3.0 billion and operating income no less than RMB120 million in the first quarter of 2021. For the full year of 2021, we expect our regular life insurance GWP to be no less than RMB12 billion. The initial expenditure for the Company’s strategy upgrade in 2021 is expected to be approximately RMB100 millions. Taking this short-term cost pressure in consideration, our operating income is expected to be no less than RMB300 million in 2021. However, we believe that the new strategy will start to bear fruits in 2022, driving rapid growth in 2022 and beyond and generating higher value for our shareholders over the long run.

“Fanhua is committed to maintaining a regular cash dividend policy. In view of our earnings expectation and the amount of investment required for enhancing our professional and digital capabilities for 2021, annual dividend for 2021 will be no less than US$0.60 per ADS, payable in four quarterly installments of US$0.15 per ADS for each quarter.”

Financial Results for the Fourth Quarter of 2020

Total net revenues were RMB852.0 million (US$130.6 million) for the fourth quarter of 2020, representing a decrease of 15.9% from RMB1,012.6 million for the corresponding period in 2019.

●	Net revenues for the life insurance business were RMB697.6 million (US$106.9 million) for the fourth quarter of 2020, representing a decrease of 19.5% from RMB866.9 million for the corresponding period in 2019. The decrease was consistent with a year-over-year decrease of 22.6% in first year premiums of our life insurance business from RMB934.5 million to RMB723.8 million, primarily reflecting the slow-down of business activities in the fourth quarter of 2020 as we focused on the preparation for the jumpstart sales season of the coming year, offset by the year-over-year growth of 49.1% from RMB1,443.8 million to RMB2,152.6 million in renewal premiums. Revenues generated from our life insurance business accounted for 81.9% of our total net revenues in the fourth quarter of 2020.

●	Net revenues for the P&C insurance business were RMB29.9 million (US$4.6 million) for the fourth quarter of 2020, representing an increase of 2.0% from RMB29.3 million for the corresponding period in 2019. Revenues for the P&C insurance business in the fourth quarter of 2020 primarily consisted of commissions generated from Baowang (www.baoxian.com). The increase mainly reflected the growth of higher-commission insurance businesses such as short-term health insurance products sold via Baowang, offset by the decline in the sales of accident and travel insurance products as a result of significant reduction in travel activities due to the COVID-19 pandemic. Revenues generated from the P&C insurance business accounted for 3.5% of our total net revenues in the fourth quarter of 2020.

●	Net revenues for the claims adjusting business were RMB124.5 million (US$19.1 million) for the fourth quarter of 2020, representing an increase of 7.0% from RMB116.4 million for the corresponding period in 2019. The increase was mainly due to the strong growth of our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 14.6% of our total net revenues in the fourth quarter of 2020.

Total operating costs and expenses were RMB780.1 million (US$119.6 million) for the fourth quarter of 2020, representing a decrease of 13.2% from RMB898.4 million for the corresponding period in 2020.

●	Total operating costs were RMB581.9 million (US$89.2 million) for the fourth quarter of 2020, representing a decrease of 16.1% from RMB693.5 million for the corresponding period in 2019.

♦	Costs of the life insurance business were RMB484.3 million (US$74.2 million) for the fourth quarter of 2020, representing a decrease of 19.5% from RMB601.3 million for the corresponding period in 2019. Costs incurred by the life insurance business accounted for 83.2% of our total operating costs in the fourth quarter of 2020.

♦	Costs of the P&C insurance business were RMB17.3 million (US$2.7 million) for the fourth quarter of 2020, representing a decrease of 25.4% from RMB23.2 million for the corresponding period in 2019. Costs incurred by the P&C insurance business accounted for 3.0% of our total operating costs in the fourth quarter of 2020.

♦	Costs of claims adjusting business were RMB 80.2 million (US$12.3 million) for the fourth quarter of 2020, representing an increase of 16.2% from RMB69.0 million for the corresponding period in 2019. Costs incurred by the claims adjusting business accounted for 13.8% of our total operating costs in the fourth quarter of 2020.

●	Selling expenses were RMB78.6 million (US$12.0 million) for the fourth quarter of 2020, representing an increase of 1.9% from RMB77.1 million for the corresponding period in 2019. The increase in selling expenses was mainly due to increased sales events in our claim adjusting segment and increased training activities in our life insurance segment.

●	General and administrative expenses were RMB119.6 million (US$18.3 million) for the fourth quarter of 2020, representing a decrease of 6.4% from RMB127.8 million for the corresponding period in 2019.

As a result of the preceding factors, we had an operating income of RMB71.9 million (US$11.0 million) for the fourth quarter of 2020, representing a decrease of 37.0% from RMB114.1 million for the corresponding period in 2019.

Operating margin was 8.4% for the fourth quarter of 2020, as compared to 11.3% for the corresponding period in 2019.

Investment income was RMB7.8 million (US$1.2 million) for the fourth quarter of 2020, representing a decrease of 17.0% from RMB9.4 million for the corresponding period in 2019. The investment income in the fourth quarter of 2019 consisted of yields from short-term investments in financial products. Our investment income fluctuates from quarter to quarter because investment income is recognized when realized.

Interest income was RMB2.3 million (US$0.3 million) for the fourth quarter of 2020, representing an increase of 1,050.0% from RMB0.2 million for the corresponding period in 2019.

Income tax expense was RMB13.5 million (US$2.1 million) for the fourth quarter of 2020, representing a decrease of 60.1% from RMB33.8 million for the corresponding period in 2019. The effective tax rate for the fourth quarter of 2020 was 20.7% as compared to 27.6% for the corresponding period in 2019. The decrease in effective tax rate was mainly due to exemption from income tax for investment income derived from certain fund product.

Share of loss of affiliates was RMB4.2 million (US$0.6 million) for the fourth quarter of 2020, compared with share of loss of affiliates of RMB311.4 million for the corresponding period in 2019. The share of loss of affiliates was mainly due to the provision of an impairment of RMB23.0 million (US$3.5 million) on investment in CNFinance Holdings Limited (“CNFinance”) in the fourth quarter of 2020, reflecting a write-down to the fair value of the investment as measured by its closing market price on December 31, 2020, compared to the impairment loss of RMB322.7 million for the corresponding period in 2019. The share of income from CNFinance was RMB19.1 million (US$2.9 million) in the fourth quarter of 2020, offsetting part of the impairment loss of the investment.

Net income was RMB47.4 million (US$7.3 million) for the fourth quarter of 2020, as compared to net loss of RMB222.7 million for the corresponding period in 2019.

Net income attributable to the Company’s shareholders was RMB47.8 million (US$7.3 million) for the fourth quarter of 2020, as compared to net loss attributable to the Company’s shareholders of RMB224.7 million for the corresponding period in 2019.

Non-GAAP net income attributable to the Company’s shareholders3, which excluded impairment on investment in CNFinance, was RMB70.8 million (US$10.8 million) for the fourth quarter of 2020, representing a decrease of 27.8% from RMB98.0 million for the corresponding period in 2019.

Net margin was 5.6% for the fourth quarter of 2020 as compared to negative 22.2% for the corresponding period in 2019.

Non-GAAP net margin4 was 8.3% for the fourth quarter of 2020 as compared to 9.7% for the corresponding period in 2019.

Basic and diluted net income per ADS were RMB0.89 (US$0.14) and RMB0.89 (US$0.14) for the fourth quarter of 2020, respectively, as compared to basic and diluted net loss per ADS RMB4.18 and RMB4.18 for the corresponding period in 2019, respectively.

Non-GAAP basic5 and diluted net income per ADS3 were RMB1.32 (US$0.20) and RMB1.32 (US$0.20) for the fourth quarter of 2020, respectively, representing decreases of 27.5% and 27.5% from RMB1.82 and RMB1.82 for the corresponding period in 2019, respectively.

Financial Results for Year 2020

Total net revenues were RMB3,268.1 million (US$500.9 million) for 2020, representing a decrease of 11.8% from RMB3,706.0 million for 2019.

[4]	Non-GAAP net margin is defined as non-GAAP net income attributable to the Company's shareholders as a percentage of net revenues.

[5]	Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period.

●	Net revenues for the life insurance business were RMB2,703.6 million (US$414.3 million) for 2020, representing a decrease of 15.3% from RMB3,193.6 million in 2019. The decrease was mainly caused by a 22.9% year-over-year decline in first year premiums from RMB3,136.6 to RMB2,417.6 million primarily due to the adverse impact of COVID-19 pandemic, partially offset by the year-over-year growth of renewal commissions as a result of a 38.7% year-over-year growth in renewal premiums from RMB5,473.6 million to RMB7,594.3 million. Revenues generated from our life insurance business accounted for 82.7% of our total net revenues in 2020.

●	Net revenues for the P&C insurance business were RMB131.4 million (US$20.1 million) for 2020, representing a decrease of 7.3% from RMB141.8 million in 2019. The decrease was primarily driven by the decline of commissions generated on Baowang (www.baoxian.com) due to the decline in accident and travel insurance products as a result of significant reduction in travel activities due to the COVID-19 pandemic, despite solid growth in the sales of short-term health insurance through Baowang. Revenue generated from our P&C insurance business accounted for 4.0% of our total net revenue in 2020.

●	Net revenues for the claims adjusting business were RMB433.1 million (US$66.4 million) for 2020, representing an increase of 16.9% from RMB370.6 million in 2019. The increase was mainly due to growth in our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 13.3% of our total net revenues in 2020.

Total operating costs and expenses were RMB2,966.0 million (US$454.6 million) for 2020, representing a decrease of 8.4% from RMB3,236.6 million in 2019.

●	Total operating costs were RMB2,213.9 million (US$339.3 million) for 2020, representing a decrease of 10.9% from RMB2,483.4 million in 2019.

♦	Costs of the life insurance business were RMB1,866.2 million (US$286.0 million) for 2020, representing a decrease of 13.8% from RMB2,166.1 million in 2019. Costs incurred by the life insurance business accounted for 84.3% of our total operating costs in 2020.

♦	Costs of the P&C insurance business were RMB87.5 million (US$13.4 million) for 2020, representing a decrease of 10.5% from RMB97.8 million in 2019. Costs incurred by the P&C insurance business accounted for 4.0% of our total operating costs in 2020.

♦	Costs of claims adjusting business were RMB260.1 million (US$39.9 million) for 2020, representing an increase of 18.5% from RMB219.5 million in 2019. Costs incurred by the claims adjusting business accounted for 11.7% of our total operating costs in 2020.

●	Selling expenses were RMB288.5 million (US$44.2 million) for 2020, representing an increase of 3.7% from RMB278.1 million in 2019. The increase was primarily due to increased sales events in our claim adjusting segment.

●	General and administrative expenses were RMB463.6 million (US$71.1 million) for 2020, representing a decrease of 2.4% from RMB475.1 million in 2019.

As a result of the preceding factors, we had an operating income of RMB302.2 million (US$46.3 million) for 2020, representing a decrease of 35.6% from RMB469.4 million in 2019.

Operating margin was 9.2% for 2020, as compared to 12.7% in 2019.

Investment income was RMB34.8 million (US$5.3 million) for 2020, representing a decrease of 56.0% from RMB79.1 million in 2019. Our investment income in 2020 primarily consisted of yields from short-term investments in financial products. Our investment income fluctuates from year to year because investment income is recognized when realized.

Interest income was RMB13.4 million (US$2.1 million) for 2020, representing an increase of 378.6% from RMB2.8 million in 2019.

Income tax expense was RMB83.4 million (US$12.8 million) for 2020, representing a decrease of 42.0% from RMB143.8 million in 2019. The effective tax rate for 2020 was 23.0% compared with 25.6% in 2019. The decrease in effective tax rate was mainly due to exemption from income tax for investment income derived from certain fund product.

Share of loss of affiliates was RMB2.7 million (US$0.4 million) for 2020, as compared to share of loss of affiliates of RMB224.6 million in 2019. The share of loss of affiliates was mainly due to the provision of an impairment of RMB23.0 million (US$3.5 million) on investment in CNFinance, reflecting a write-down to the fair value of the investment as measured by its closing market price on December 31, 2020, compared to the impairment loss of RMB322.7 million for the corresponding period in 2019. The share of income from CNFinance was RMB21.2 million (US$3.2 million), offsetting part of the impairment loss of the investment.

Net income was RMB276.2 million (US$42.3 million) for 2020, representing an increase of 43.4% from RMB192.6 million in 2019.

Net income attributable to the Company’s shareholders was RMB268.3 million (US$41.1 million) for 2020, representing an increase of 42.0% from RMB188.9 million in 2019.

Non-GAAP net income attributable to the Company’s shareholders, which excluded impairment on investment in CNFinance, was RMB291.2 million (US$44.6 million) for 2020, representing a decrease of 43.1% from RMB511.6 million in 2019.

Net margin was 8.2% for 2020 as compared to 5.1% in 2019.

Non-GAAP net margin was 8.9% for 2020 as compared to 13.8% in 2019.

Basic and diluted net income per ADS were RMB5.00 (US$0.77) and RMB4.99 (US$0.77) for 2020, respectively, representing increases of 44.5% and 44.2% from RMB3.46 and RMB3.46 in 2019, respectively.

Non-GAAP basic and diluted net income per ADS were RMB5.42 (US$0.83) and RMB5.42 (US$0.83) for 2020, respectively, representing decreases of 42.1% and 42.1% from RMB9.36 and RMB9.36 in 2019, respectively.

As of December 31, 2020, the Company had RMB1,553.3 million (US$238.1 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua's Online Initiatives in 2020:

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both the CNpad Auto Insurance and CNpad Life Insurance Apps.

➢	The number of active users of Lan Zhanggui[6] was 172,847 in 2020, as compared to 152,029 in 2019. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 79,012 in 2020, as compared to 131,326 in 2019, primarily because the sales activities of our sales agents were significantly hindered due to the impact of COVID-19;

➢	Insurance premiums generated through Lan Zhanggui were RMB2,738.5 million (US$419.7 million) in 2020, consisting of life insurance premiums of RMB2,186.7 million (US$335.1 million), auto insurance premiums of RMB293.3 million (US$45.0 million) and accidental & health (“A&H”) insurance premiums of RMB258.5 million (US$39.6 million). Insurance premiums generated through Lan Zhanggui were RMB3,205.5 million in 2019, consisting of life insurance premiums of RMB3,110.7 million, auto insurance premiums of RMB89.4 million and A&H insurance premiums of RMB5.4 million.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of paying members was 3.0 million as of December 31, 2020, as compared to 3.4 million as of December 31, 2019.

[6]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specified period.

●	Baowang (www.baoxian.com) - Our online insurance platform:

➢	The number of active customer accounts[7] was 294,389 in 2020, representing a decrease of 13.8% from 341,657 in 2019, primarily due to fewer travel activities during COVID-19 which resulted in lower demand for travel and accident insurance products;

➢	Insurance premiums generated through Baowang (www.baoxian.com) was RMB314.5 million (US$48.2 million) in 2020, representing a decrease of 8.5% from RMB343.9 million in 2019.

Distribution and Service Network

●	As of December 31, 2020, Fanhua had 362,580 sales agents and 1,736 professional claims adjustors, as compared to 670,104 sales agents and 1,627 professional claims adjustors as of December 31, 2019. The number of performing agents[8] was 222,203 in 2020, among which approximately 80,768 were performing agents who have sold life insurance products as compared to 394,327 performing agents and 131,326 performing agents for life insurance products in 2019. The decrease in the number of performing agents was primarily because the sales activities of our sales agents have been signicantly hindered due to the difficulty to interact with prospective customers face-to-face as result of the restrictive measures to contain the spread of COVID-19 in the first half of 2020. As of December 31, 2020, Fanhua's distribution network consisted of 763 sales outlets in 23 provinces and 118 services outlets in 31 provinces, as compared to 758 sales outlets in 22 provinces and 159 services outlets in 31 provinces as of December 31, 2019.

Business Outlook

Fanhua expects its operating income to be no less than RMB120 million for the first quarter of 2021. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2020 financial results as per the following details.

Time: 9:00 p.m. Eastern Daylight Time on March 16, 2021

or 9:00 a.m. Beijing/Hong Kong Time on March 17, 2021

Due to the outbreak of COVID-19, operator-assisted conference calls are not available at the moment. Please pre-register online in advance to join the conference call by navigating to the link provided below and dial-in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration: http://apac.directeventreg.com/registration/event/6290486

[7]	Active customer accounts of Baowang are defined as customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or WeChat public account during the specified period.

[8]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website https://edge.media-server.com/mmc/p/mkc7o8nk

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2020, our distribution and service network consisted of 763 sales outlets covering 22 provinces and 118 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and future development of COVID-19 epidemic and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in CNFinance. Non-GAAP net margin is defined as non-GAAP net income attributable to the Company's shareholders3 as a percentage of net revenues. Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period. Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the fourth quarter and full year of 2020.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2019[9]	2020	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	169,653	245,428	37,613
Restricted cash	95,952	83,981	12,871
Short term investments	1,612,351	1,307,865	200,439
Accounts receivable, net	682,171	583,116	89,367
Insurance premium receivables	5,067	—	—
Other receivables	61,570	50,242	7,700
Other current assets	54,987	41,148	6,306
Total current assets	2,681,751	2,311,780	354,296

Non-current assets:
Restricted bank deposit - non current	—	20,689	3,171
Property, plant, and equipment, net	40,806	36,778	5,637
Goodwill and intangible assets, net	110,191	109,913	16,845
Deferred tax assets	7,327	10,032	1,537
Investment in affiliates	363,414	357,661	54,814
Other non-current assets	46,917	33,743	5,171
Right of use assets[4]	190,437	200,403	30,713
Total non-current assets	759,092	769,219	117,888
Total assets	3,440,843	3,080,999	472,184

[9]	In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 adds to U.S. GAAP an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. The Company adopted the ASU No. 2016-13 on a modified-retrospective basis, the cumulative-effect adjustment reduce opening retained earnings balance by approximately RMB7.5 million in the statement of financial position as of January 1, 2020.

Current liabilities:
Accounts payable	382,882	377,386	57,837
Insurance premium payables	7,901	25,421	3,896
Other payables and accrued expenses	220,290	188,448	28,881
Accrued payroll	101,664	105,739	16,205
Income tax payable	155,251	145,983	22,373
Current operating lease liability	79,986	86,233	13,216
Total current liabilities	947,974	929,210	142,408

Non-current liabilities:
Refundable share rights deposits	266,901	—	—
Other tax liabilities	70,350	67,219	10,302
Deferred tax liabilities	7,898	26,380	4,042
Non-current operating lease liability	103,252	103,526	15,866
Total non-current liabilities	448,401	197,125	30,210
Total liabilities	1,396,375	1,126,335	172,618

Ordinary shares	9,235	8,088	1,240
Treasury stock	(1,146)	—	—
Additional paid-in capital	393	—	—
Statutory reserves	508,739	553,911	84,891
Retained earnings	1,479,494	1,306,554	200,238
Accumulated other comprehensive loss	(65,429)	(34,994)	(5,363)
Total shareholders’ equity	1,931,286	1,833,559	281,006
Non-controlling interests	113,182	121,105	18,560
Total equity	2,044,468	1,954,664	299,566
Total liabilities and equity	3,440,843	3,080,999	472,184

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	896,209	727,486	111,492	3,335,397	2,834,997	434,482
Life insurance business	866,879	697,554	106,905	3,193,625	2,703,584	414,342
P&C insurance business	29,330	29,932	4,587	141,772	131,413	20,140
Claims adjusting	116,370	124,488	19,079	370,606	433,148	66,383
Total net revenues	1,012,579	851,974	130,571	3,706,003	3,268,145	500,865
Operating costs and expenses:
Agency	(624,496)	(501,667)	(76,884)	(2,263,952)	(1,953,744)	(299,425)
Life insurance business	(601,311)	(484,329)	(74,227)	(2,166,126)	(1,866,227)	(286,012)
P&C insurance business	(23,185)	(17,338)	(2,657)	(97,826)	(87,517)	(13,413)
Claims adjusting	(69,035)	(80,204)	(12,292)	(219,496)	(260,121)	(39,865)
Total operating costs	(693,531)	(581,871)	(89,176)	(2,483,448)	(2,213,865)	(339,290)
Selling expenses	(77,097)	(78,601)	(12,046)	(278,085)	(288,460)	(44,208)
General and administrative expenses	(127,821)	(119,628)	(18,334)	(475,107)	(463,634)	(71,055)
Total operating costs and expenses	(898,449)	(780,100)	(119,556)	(3,236,640)	(2,965,959)	(454,553)
Income from operations	114,130	71,874	11,015	469,363	302,186	46,312
Other income, net:
Investment income	9,386	7,750	1,188	79,070	34,789	5,332
Interest income	238	2,280	349	2,828	13,420	2,057
Others, net	(1,202)	(16,840)	(2,581)	9,664	11,907	1,825
Income before income taxes and income of affiliates	122,552	65,064	9,971	560,925	362,302	55,526
Income tax expense	(33,847)	(13,477)	(2,065)	(143,816)	(83,387)	(12,780)
Share of income and impairment of affiliates, net	(311,394)	(4,165)	(638)	(224,555)	(2,738)	(420)
Net (loss) income	(222,689)	47,422	7,268	192,554	276,177	42,326
less: net (loss) income attributable to noncontrolling interests	1,988	(404)	(62)	3,622	7,923	1,214
Net (loss) income attributable to the Company’s shareholders	(224,677)	47,826	7,330	188,932	268,254	41,112

Net income (loss) per share:
Basic	(0.21)	0.04	0.01	0.17	0.25	0.04
Diluted	(0.21)	0.04	0.01	0.17	0.25	0.04

Net income (loss) per ADS:
Basic	(4.18)	0.89	0.14	3.46	5.00	0.77
Diluted	(4.18)	0.89	0.14	3.46	4.99	0.77

Shares used in calculating net income per share:
Basic	1,073,891,784	1,073,891,784	1,073,891,784	1,092,601,338	1,073,891,784	1,073,891,784
Diluted	1,074,291,474	1,074,291,242	1,074,291,242	1,093,229,436	1,074,291,360	1,074,291,360

Net income (loss)	(222,689)	47,422	7,268	192,554	276,177	42,326
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	4,157	(520)	(80)	10,178	9,639	1,477
Share of other comprehensive gain (loss) of affiliates	(819)	(2,322)	(356)	451	(3,016)	(462)
Unrealized net gains on available-for-sale investments	13,267	8,109	1,243	17,231	23,811	3,649
Comprehensive income (loss)	(206,084)	52,689	8,075	220,414	306,611	46,990
Less: Comprehensive income (loss) attributable to the noncontrolling interests	1,988	(404)	(62)	3,622	7,923	1,214
Comprehensive income (loss) attributable to the Company’s shareholders	(208,072)	53,093	8,137	216,792	298,688	45,776

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	(222,689)	47,422	7,268	192,554	276,177	42,326
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(8,961)	(1,188)	(180)	(65,616)	(14,321)	(2,195)
Share of income and impairment of affiliates, net	311,394	4,165	638	224,555	2,738	420
Other non-cash adjustments	8,383	46,788	7,171	106,328	148,878	22,816
Changes in operating assets and liabilities:	36,587	3,292	504	(279,497)	(11,172)	(1,713)
Net cash generated from operating activities	124,714	100,479	15,401	178,324	402,300	61,654
Purchase of short term investments	(1,549,800)	(1,012,700)	(155,203)	(7,498,701)	(7,947,662)	(1,218,032)
Proceeds from disposal of short term investments	1,560,651	1,209,294	185,332	7,523,257	8,287,924	1,270,180
Cash paid for loan receivables to a third party	—	—	—	—	(90,000)	(13,793)
Cash received for loan receivables to a third party	—	90,000	13,793	—	90,000	13,793
Others	(5,548)	(5,351)	(821)	(12,597)	(14,926)	(2,287)
Net cash generated from investing activities	5,303	281,243	43,101	11,959	325,336	49,861
Dividends paid	(113,252)	(87,804)	(13,457)	(435,072)	(388,499)	(59,540)
Repayment of refundable share rights deposits	—	(250,312)	(38,362)	—	(250,312)	(38,362)
Others	—	—	—	(357,034)	—	—
Net cash used in financing activities	(113,252)	(338,116)	(51,819)	(792,106)	(638,811)	(97,902)
Net increase (decrease) in cash, cash equivalents and restricted cash	16,765	43,606	6,683	(601,823)	88,825	13,613
Cash, cash equivalents and restricted cash at beginning of period	252,033	318,160	48,760	848,166	265,605	40,706
Effect of exchange rate changes on cash and cash equivalents	(3,193)	(11,668)	(1,788)	19,262	(4,332)	(664)
Cash, cash equivalents and restricted cash at end of period	265,605	350,098	53,655	265,605	350,098	53,655

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended December 31
	2019			2020
	GAAP	Impairment on investment in affiliates	Non-GAAP	GAAP	Impairment on investment in affiliates	Non-GAAP	Change %
Net revenues	1,012,579	—	1,012,579	851,974	—	851,974	(15.9)
Income from operations	114,130	—	114,130	71,874	—	71,874	(37.0)
Operating margin	11.3%	—	11.3%	8.4%	—	8.4%	(25.7)
Share of income and impairment of affiliates, net	(311,394)	(322,654)	11,260	(4,165)	(22,958)	18,793	66.9
Net (loss) income attributable to the Company’s shareholders	(224,677)	(322,654)	97,977	47,826	(22,958)	70,784	(27.8)
Net margin	(22.2)%	—	9.7%	5.6%		8.3%	(14.4)
Net (loss) income per share
Basic	(0.21)	—	0.09	0.04	—	0.07	(22.2)
Diluted	(0.21)	—	0.09	0.04	—	0.07	(22.2)
Net (loss) income per ADS:
Basic	(4.18)	—	1.82	0.89	—	1.32	(27.5)
Diluted	(4.18)	—	1.82	0.89	—	1.32	(27.5)
Shares used in calculating net income per share:
Basic	1,073,891,784	—	1,073,891,784	1,073,891,784	—	1,073,891,784
Diluted	1,074,291,474	—	1,074,291,474	1,074,291,242	—	1,074,291,242

	For The Twelve Months Ended December 31
	2019			2020
	GAAP	Impairment on investment in affiliates	Non-GAAP	GAAP	Impairment on investment in affiliates	Non-GAAP	Change %
Net revenues	3,706,003	—	3,706,003	3,268,145	—	3,268,145	(11.8)
Income from operations	469,363	—	469,363	302,186	—	302,186	(35.6)
Operating margin	12.7%	—	12.7%	9.2%	—	9.2%	(27.6)
Share of income and impairment of affiliates, net	(224,555)	(322,654)	98,099	(2,738)	(22,958)	20,220	(79.4)
Net (loss) income attributable to the Company’s shareholders	188,932	(322,654)	511,586	268,254	(22,958)	291,212	(43.1)
Net margin	5.1%	—	13.8%	8.2%	—	8.9%	(35.5)
Net income per share
Basic	0.17	—	0.47	0.25	—	0.27	(42.6)
Diluted	0.17	—	0.47	0.25	—	0.27	(42.6)
Net income per ADS:		—
Basic	3.46	—	9.36	5.00	—	5.42	(42.1)
Diluted	3.46	—	9.36	4.99	—	5.42	(42.1)
Shares used in calculating net income per share:
Basic	1,092,601,338	—	1,092,601,338	1,073,891,784	—	1,073,891,784
Diluted	1,093,229,436	—	1,093,229,436	1,074,291,360	—	1,074,291,360

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.